15049862

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH, DC
201
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69237

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huron Transaction Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. Van Buren Street
(No. and Street)

Chicago (City) Illinois (State) 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Frankel 312-880-3114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm LLC
(Name – *if individual, state last, first, middle name*)

1415 E. State Street, Ste 608 (Address) Rockford (City) Illinois (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Geoffrey Frankel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huron Transaction Advisory, LLC, as of 12/31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEATHER A INGENALDSON
Notary Public - State of Illinois
My Commission Expires Feb 23, 2017

Signature

Managing Director / Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Members
Huron Transaction Advisory, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Huron Transaction Advisory, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Huron Transaction Advisory, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huron Transaction Advisory, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted in the United States of America.

The information on pages 12 through 17 has been subjected to audit procedures performed in conjunction with the audit of Huron Transaction Advisory, LLC's financial statements. The supplemental information is the responsibility of Huron Transaction Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 2, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

HURON TRANSACTION ADVISORY, LLC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS	
CURRENT:	
Cash and cash equivalents	$ 2 145 260
Unbilled services, net	60 356
Prepaid expenses	70 000
TOTAL ASSETS	$ 2 275 616
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable-trade	$ 9 488
Accounts payable-affiliate	95 712
TOTAL LIABILITIES	105 200
MEMBER'S EQUITY	
Additional paid-in capital	285 816
Retained earnings	1 884 600
TOAL MEMBERS'S EQUITY	2 170 416
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2 275 616

The accompanying notes are an integral part of the financial statements.

HURON TRANSACTION ADVISORY, LLC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES AND REIMBURSABLE EXPENSES	
Revenues	$ 2 688 972
Reimbursable expenses	91 534
	2 780 506
DIRECT COSTS AND REIMBURSABLE EXPNSES	
Direct costs	634 490
Reimbursable expenses	91 534
	726 024
OPERATING EXPENSES	
Insurance	72 058
Promotion and marketing	40 684
Consulting	34 248
Certifications and training	11 551
Regulatory filing fees	8 151
Telephone/internet	360
Miscellaneous	2 830
	169 882
NET INCOME	$ 1 884 600

The accompanying notes are an integral part of the financial statements

HURON TRANSACTION ADVISORY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

Beginning balance	$ -
Net income	1 884 600
Member's additional paid-in capital	285 816
Ending balance	$ 2 170 416

The accompanying notes are an integral part of the financial statements.

HURON TRANSACTION ADVISORY, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1 884 600
Adjustment to reconcile net income to net cash provided by operating activities:	
Increase in unbilled services	(60 356)
Increase in accounts payable	105 200
Increase in prepaid expenses	(70 000)
Total adjustments	(25 156)
Net cash provided by operating activities	1 859 444
CASH FLOWS FROM FINANCING ACTIVITIES, Member's paid-in capital	285 816
NET INCREASE IN CASH	2 145 260
CASH AND CASH EQUIVALENTS, beginning of year	-
CASH AND CASH EQUIVALENTS, end of year	$ 2 145 260

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Huron Transaction Advisory, LLC (Company) is a Delaware Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides essential corporate finance and investment banking services to middle-market companies wishing to explore opportunities that require additional capital, targeted acquisition or divestiture strategies, or smart restructuring or recapitalization solutions.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Unbilled services

Management believes that, based on industry practice and collection history, the unbilled services balance at December 31, 2014, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Income Taxes

Since the Company is a single-member limited liability company, it is a disregarded entity for income tax purposes. Therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is reported on the single-member's individual income tax return. Accordingly, no provision is made for income taxes in the financial statements.

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2014.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenues represent succession for transactions and net fees charged to customers on a transaction. Reimbursable expenses are costs incurred in providing services to the customers of the Company.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, unbilled services and accounts payable for which recorded values approximate fair values based on their short-term nature.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $13,150 at December 31, 2014, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2014, the Company had net capital of $2,040,060, which was $2,026,910 in excess of its required net capital of $13,150. The Company's ratio of aggregate indebtedness to net capital was 5.16% to 1 at December 31, 2014.

NOTE 4 - EXPENSE AGREEMENT

The Company has an expense agreement with its Affiliate (Huron Consulting Services LLC) whereby the Company makes use of a portion of the Affiliate's office and support personnel which does not cause the affiliate to incur signficant, if any, additional costs and expenses. The Affiliate has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Company is not required to repay such amounts to Affiliate, nor do such amounts get allocated or recorded as additional paid in capital to the Company.

The Company does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Company get funded by the Affiliate, yet these costs do get recorded to the Statement of Operations of the Company along with a related payable to Affiliate. This payable to Affiliate balance, which was $95,712 as of December 31, 2014, gets settled up and paid by the Company to the Affiliate on a quarterly basis.

NOTE 5 - CLEARING AGREEMENT

The Company is an introducing broker, and clears all transactions for customers through one bank account. The Company promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at December 31, 2014, had no amounts or securities due to the account from unsettled trades. The amount of cash in the bank account was $2,145,260 at December 31, 2014.

NOTE 6 - CONCENTRATION

The Company has a potential concentration of credit risk. It maintains deposits with a financial institution in excess of amounts insured by Federal Deposit Insurance Corporation (FDIC). As of December 31, 2014, the maximum insured amount Was $250,000. At December 31, 2014 the Company had $1,895,260 in excess of FDIC limits.

NOTE 7 - MAJOR CUSTOMER

Revenue from an institutional client in excess of 10 percent of total revenues and reimbursable expenses income is as follows:

Customer 1	$ 2,647,921

HURON TRANSACTION ADVISORY, LLC

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 2 170 416
Deduct non-allowable assets:	
Unbilled services, net	(60 356)
Prepaid expenses	(70 000)
NET CAPITAL	2 040 060
Minimum capital requirement	13 150
EXCESS NET CAPITAL	$ 2 026 910
EXCESS NET CAPITAL LESS 10% OF AGGREGATE INDEBTNESS	$ 2 016 390

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 105 200
Ratio: Aggregate indebtedness to Net Capital	5.16%

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2014.

HURON TRANSACTION ADVISORY, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

December 31, 2014

The Company is exempt from Rule 15C3-3 under paragraph (k) (2) (i). The Company clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transmits all customer funds and securities, to U.S. Bank through a lockbox system.

HURON TRANSACTION ADVISORY, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph (k) (2) (i). The Company clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transmits all customer funds and securities, to U.S. Bank through a lockbox system.

BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS
STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Members
Huron Transaction Advisory, LLC
Chicago, Illinois

We have reviewed management's statements, including in the accompanying exemption report, in which (1) Huron Transaction Advisory, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Huron Transaction Advisory, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i)and (2) Huron Transaction Advisory, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Huron Transaction Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huron Transaction Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 2, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Huron Transaction Advisory, LLC
550 W. Van Buren Street
Chicago, Illinois 60607

Huron Transaction Advisory's Exemption Report

Huron Transaction Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i)

(2) The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Huron Transaction Advisory, LLC

I, Geoffrey Frankel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Managing Director and Chief Compliance Officer

February 2, 2015

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To the Members
Huron Transaction Advisory, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Huron Transaction Advisory, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Huron Transaction Advisory, LLC's compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Huron Transaction Advisory, LLC's management is responsible for Huron Transaction Advisory, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Huron Transaction Advisory, LLC's Statement of Operations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 2, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601